Baker & McKenzie LLP 1114 Avenue of the Americas New York, New York 10036, USA Tel: +1 212 626 4100 Fax: +1 212 310 1600 www.bakernet.com

May 20, 2010 Pamela Long, Esq. Assistant Director Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C., 20549	Thomas J. Rice Tel: +1 212 626 4412 Thomas.Rice@bakermckenzie.com VIA OVERNIGHT MAIL AND EDGAR

RE:        A-Power Energy Generation Systems, Ltd. -Registration Statement on Form F-3,
filed April 22, 2010 (Registration No. 333-166243) (the “F-3”)

Dear Ms. Long:

With respect to the above captioned filing and on behalf of A-Power Energy Generation Systems, Ltd. (the “Company”), we enclose the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated May 18, 2010 (the “Comment Letter”).

To assist in the Staff’s review of the responses, we have included the Staff’s comments in the order presented in the Comment Letter and keyed the Company’s corresponding responses accordingly.

A copy of this letter is being submitted as “correspondence” via EDGAR, and the Company is also filing on EDGAR Amendment No. 1 to the F-3 (“Amendment No. 1”).

Preliminary Prospectus, page 1

1.        We note that there is currently no public market for your warrants.  As a result, your warrants can be offered for resale only either at a fixed price or within a bona fide price range until a public market emerges for your warrants.  Please revise your disclosure both on the prospectus cover page and in the plan of distribution to provide that your warrants will be offered and sold at a fixed price or within a bona fide price range until a public market emerges for the warrants and, thereafter, at prevailing market prices.  Please see Item 16 of Schedule A to the Securities Act of 1933, as amended, and Item 505(b)(3) of Regulation S-K.

As discussed orally with the Staff on May 19, 2010 it is not practicable to specify a fixed price or bona fide price range for the warrants in question.  The warrants included in the registration statement are being registered by the Company pursuant to a contractual requirement of the selling shareholders. As noted in the prospectus, except insofar as the

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warrants are exercised for cash, the Company will receive no proceeds from the sale or exercise of the warrants.

The Company has no right (contractual or otherwise) and no ability to set or establish either a fixed price or bona fide price range for the warrants prior to the time, if ever, a public market emerges for the warrants.  The value of the warrants at this time, if any, is highly speculative.  The warrants were issued to the selling shareholders on January 21, 2010 in connection with their collective acquisition of 3,454,791of the Company’s common shares.  The warrants represented warrant coverage of 50% of the number of shares acquired by the selling shareholders in the aggregate, such additional warrant coverage being a common feature in private equity investment transactions of this kind.  The exercise price of the warrants was determined in reference to the closing bid prices of the Company’s common shares immediately preceding the entering into of the binding agreement to issue the securities.  The warrants are not exercisable for the first six months after their issuance date.

Presently, the warrants are significantly “underwater”.  The exercise price of the warrants is $16.90 in the case of the Series A Warrants and $16.91 in the case of the Series B Warrants.  In contrast, the closing price of a share of the Company’s common stock on Wednesday, May 19, 2010 was $7.75.

Because the exercise price of the warrants is more than double the current trading price of the underlying common shares, any value in the warrants is highly speculative and not susceptible to being reflected in either a fixed price or a bona price range at this time.

Selling Shareholders, page 7

2.
Please disclose in more detail the transaction or series of transactions in which each selling stockholder received the securities covered by the registration statement.  We note disclosure on page 6 which provides only a general description.

In response to the Staff’s comment we have revised and amplified the discussion of the placement transaction in which each of the investors received the securities that are the subject of the registration statement and accompanying prospectus.  This revised and amplified discussion appears under the heading “Private Placement of Common Shares and Warrants”.  All of the securities being registered under the Form F-3 registration statement were acquired in the January 21, 2010 transaction described in detail in that revised section.

3.
With respect to footnotes 2, 4, 8 and 10 to the common stock table and footnotes 1. 2, 4 and 5 of the warrants table, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the securities to be offered by those security holders.  For footnotes 2 and 4 on page 8 and footnotes 1 and 2 on page 11, as voting and investment power is shared, please disclose the other party or parties that share voting and investment power. Please refer to Questions 140.01 and 140.02 of the Regulation S-K Compliance & Disclosure Interpretations, which are available on our website at www.sec.gov.

In response to the Staff’s comments, we have revised the disclosure in footnotes 2, 4, 8 and 10 to the common stock disclosure table and footnotes 1, 2, 4 and 5 of the warrant table to added the requested disclosure concerning the identity of the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the securities to be offered under the Form F-3 registration statement.

4.
If any selling shareholder is a broker-dealer, please identify it as such.  In addition please note that selling shareholders that are broker-dealers should be identified in the prospectus as underwriters.  For selling shareholders that are affiliates of broker-dealers, the prospectus must state that: (1) the sellers purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities.  If a selling shareholder cannot make these statements in the prospectus, the disclosure must state that the seller shareholder also is an underwriter.

In response to the Staff’s comment we have re-confirmed that none of the selling shareholders is a broker-dealer.  We have been advised that some of the selling shareholders are affiliated with broker-dealers and, as a result, with respect to those selling shareholders, we have added language to the prospectus in the Selling Shareholders section stating that such sellers acquired the securities covered by the registration statement in the ordinary course of their business and that such sellers did not at the time they acquired the securities have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Plan of Distribution, page 13

5.	Please describe the various factors considered in determining the price of the warrants. Please refer to Item 505 of Regulation S-K.

Please refer to our response in respect of Comment 1 above.

Legal Opinion, Exhibit 5.1

6.
We note that the 7,210,451 issued and outstanding common shares disclosed in the first paragraph appear to erroneously include the common shares underlying the warrants, which could not be issued and outstanding.  Also, 789,145 shares are disclosed in the Calculation of Registration Fee table, but

789,144 shares are disclosed in the opinion. Please revise the opinion accordingly.

In response to the Staff’s comment, the numbers disclosed in the first paragraph of the Baker & McKenzie LLP legal opinion have been corrected.

7.
We note disclosure on page 2 that counsel has "assumed" that the warrants are duly authorized, executed and delivered.  This assumption is inappropriate and should be deleted.  If, for purposes of the matters covered by the assumption, counsel wishes to rely on the Maples and Calder opinion, please have both legal opinions revised to expressly acknowledge and permit such reliance.

In response to the Staff’s comment, the assumption that the warrants have been duly authorized, executed and delivered has been deleted from the Baker & McKenzie LLP legal opinion and replaced with an express statement that we are relying upon the Maples and Calder opinion for purposes of the matters covered by the assumption.  The Maples and Calder opinion has been revised to permit us to rely upon their opinion for this purpose.

Legal Opinion, Exhibit 5.2

8.	Please have counsel remove the assumption in section 2.5 as it is inappropriate.

In response to the Staff’s comments, British Virgin Islands’ counsel has revised its opinion to remove section 2.5 and the assumption contained therein.

Thank you for your courtesy and cooperation in connection with your review of the F-3.  Should the Staff have any questions about the responses in this letter, kindly contact the undersigned at (212) 626-4412.

Sincerely,

/s/ Thomas J. Rice
Thomas J. Rice

cc:                 Jinxiang Lu - A-Power Energy Generation Systems, Ltd.
Sherry Haywood Esq. – Securities and Exchange Commission
Dietrich King, Esq. – Securities and Exchange Commission